Mail Stop 4561



							December 22, 2008


By U.S. Mail and Facsimile (732) 846-8877


Mr. Donald L. Kovach
Chairman and Chief Executive Officer
Sussex Bancorp
200 Munsonhurst Road, Route 517,
Franklin, Sussex County, New Jersey 07416.



Re: 	Sussex Bancorp
Amendment Number One to Preliminary Proxy Statement on Schedule
14A
      File No. 001-12569
      Filed December 11, 2008


Dear Mr. Kovach:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. Supplementally provide us with the supporting calculations for the preferred, warrant preferred, and discount amounts.


How much capital is the Company seeking from the U.S. Treasury, page
4

2. Please update the proxy statement to note the current status of your application.


The CPP, page 6

3. As we requested, discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.


Certain Pro Forma Information, page 8

4. Revise the first paragraph and the use of proceeds to only use a factually supportable initial investment, such as short term borrowing reductions or the purchase of agency securities, without any ratable deployment assumptions.


Pro Forma Balance Sheet, page 9

5. Revise footnote 1 consistent with the comment 4 above, i.e., only use the initial use of the proceeds, e.g., "the initial use of the proceeds will be to reduce short-term debt which carries a weighted average rate of x%".

6. Revise footnote 1 to disclose how you determined that 4.3 percent is an appropriate rate for brokered deposits.

7. Revise footnote 3 to disclose the specific model used to determine the fair value of the preferred shares in addition to the assumptions used.


Pro Forma Income Statements, page 10-11

8. Revise footnote 3 to disclose the aggregate discount amount.


      * * * * * * * * * * * * *

      As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact either Jonathan E. Gottlieb at (202) 551-
3416 or
me at (202) 551-3418 if you have questions regarding these comments.




						Sincerely,



						William C. Friar
						Senior Financial Analyst




Mr. Donald L. Kovach
Sussex Bancorp
December 22, 2008
Page 1